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FOR IMMEDIATE RELEASE

                   CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                    NAMES MICHEL DELLOYE PRESIDENT AND CEO

- Veteran Media Executive to Concentrate on Building Shareholder Value -

      HAMILTON, BERMUDA, MARCH 26, 1998 - Veteran European media executive Michel Delloye has been elected President and Chief Executive Officer of Central European Media Enterprises Ltd. (Nasdaq: CETV), effective immediately, the company announced today. CME is the leading commercial television company in Central and Eastern Europe, with interests in television operations in seven countries, cumulatively reaching 100 million people.

      Mr. Delloye, 41, is the former Managing Director of CLT Multimedia (now CLT-UFA), the Luxembourg-based media company that owns and operates television, radio and production companies in Luxembourg, Belgium, France, Germany, the Netherlands, Poland and the U.K. He has also held senior management positions at the Belgian holding company Groupe Bruxelles Lambert. Mr. Delloye succeeds Leonard M. Fertig, who is leaving CME to pursue other business opportunities and investments. Mr. Fertig has agreed to remain a consultant to the company.

      Commenting on the announcement, Ronald S. Lauder, Chairman and Founder of CME, said, "We are very pleased that Michel Delloye has agreed to join CME as President and CEO. With his extensive knowledge of the European media business and strong financial background, Michel is the perfect leader for CME as it prepares to enter the next phase of its development. Michel's clear mandate from the CME Board is to build long-term shareholder value by further enhancing the performance of the company's existing assets and pursuing opportunities for focused growth."

      Mr. Lauder continued, "I am confident that with his unique combination of industry knowledge, financial expertise and considerable energy and enthusiasm, Michel will be extremely successful at CME as he builds upon the outstanding collection of assets and superb management team assembled by Len Fertig. We are grateful to Len for his many contributions to CME's success and wish him well in his new endeavors."

      Mr. Fertig said, "I am very grateful for the opportunity to work with CME during its building phase. I am proud of its achievements. As the company enters a new stage, I am confident that Michel will provide meaningful leadership."

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      Mr. Delloye said, "I am looking forward to the many opportunities and challenges ahead for CME. In a relatively short period of time, CME has established itself as the clear leader in privately owned television broadcasting in Central and Eastern Europe. My objective will be to ensure that CME remains the leader in its current and prospective markets, while delivering solid financial results for its shareholders."

      Mr. Delloye served as Managing Director of CLT Multimedia from 1992 to 1996, setting in motion an effective growth strategy, overseeing the creation of a coherent and effective multi-cultural management team, and launching ten new television stations. During that period, CLT Multimedia's revenues nearly doubled and net income increased by more than 100 percent.

      Prior to joining CLT Multimedia, Mr. Delloye served as General Manager of Groupe Bruxelles Lambert in Brussels. He previously served as Chief Financial Officer of the firm and as President of the firm's U.S. subsidiary, the Lambert Brussels Capital Corporation. He began his professional career in the audit and tax department of Deloitte Haskins & Sells in Brussels.

      A Belgian citizen who currently resides in Belgium, Mr. Delloye holds a law degree from the University of Louvain in Belgium. He is married with four children.

      CME invests in, develops, and operates national broadcast television stations and station groups in Central and Eastern Europe. It is the leading commercial television company in Central and Eastern Europe and owns interests in television operations in the Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia and Ukraine.

For further information, contact:
---------------------------------

Press:                             Investors:
------                             ----------
Eugene Secunda - USA               Chris Plunkett or Michael Smargiassi
212-777-3841                       Brainerd Communicators, Inc.
                                   212-986-6669

Gerry Buckland - Europe
44-374-860-011